Room 4561
      October 29, 2005

Mr. Dean M. Freed
Vice President and General Counsel
Mentor Graphics Corporation
8005 SW Boeckman Road
Wilsonville, Oregon 97070

      Re:	Mentor Graphics Corporation
		Form 8-K Dated July 29, 2005
      Filed July 29, 2005
		File No. 0-13442

Dear Mr. Freed,

      We have completed our review of your Form 8-K and do not, at this time, have any further comments.


								Very truly yours,


								Brad Skinner
								Accounting Branch Chief

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Global Payment Technologies, Inc.
May 2, 2005
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